10/7

03032620

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nizhnedneprovsky tube rolling plant

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

FILE NO. 82- 4814

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/8/03

Attachment 15

File No.82-4814

"Delovaya Ukraine" Newspaper, dated 28.05.2003 No.34

INFORMATION ON FINANCIAL AND ECONOMIC ACTIVITY
of the Open Joint-Stock Company
"Nizhnedneprovsky pipe-rolling plant"
in 2002

Issuer's name	Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant"
Code by UDRPOU	05393116
Number of the certificate on state registration	05393116
Date of the certificate on state registration	28/12/1994
Issuer's location (mail address)	21, Stoletova Street, Dnepropetrovsk, 49081, Ukraine
Telephone	0562 35-93-01
Fax	34-90-99
E-mail	info@ntz.dp.ua
Main kinds of activity	**(name)**
12140	Production of pipes
71212	Apothecaries' units
95130	Designing organizations considered as scientific
91514	Polyclinic establishments
61124	Installation works
61134	Start and adjustment organizations
Number of shareholders	9945
Number of employees by the end of the accounting Period	11156
Authorized Fund (thousand hrivnas)	13471.3
Par value of the share	0.25
Number of common shares	53885000
Percentage of common shares in the Authorized Fund	100.00
Number of preference shares	0
Percentage of preference shares in the Authorized Fund	0
Total number of the outstanding binds with par value *thousand hrivnas)	0
Date of the last meeting of the shareholders (for OJSC "NTZ"	September 27, 2002
Contact address for information on the issuer's report	21, Stoletova Street, Dnepropetrovsk, 49081, Ukraine
Date of the beginning of the dividends payment (if any)	June 20, 2002
Date of the end of the dividends payment	December 31, 2002
Date of the beginning of bond interests payment	0
Date of the end of bond interests payment	0
Date of bonds redemption	0

Legal persons, which render services to the issuer	Name	Location	License number (permit)
Issuer's registrar	Company with limited liability "Alpha-Invest"	Office 96, 17 Lenina Street, Dnepropetrovsk, 49600, Ukraine	AA 241048
Securities keeper	N/A	N/A	N/A
Issuer's depositary	N/A	N/A	N/A
Securities traders with concluded agreements	N/A	N/A	N/A
Legal persons, which are authorized by the issuer to sell (buy) the securities	N/A	N/A	N/A
Legal persons, which are authorized by the issuer the pay income for its securities	Commercial bank "Credit-Dnepr"	17 Lenina Street, Dnepropetrovsk, 49600, Ukraine	70
Auditors (auditing company), which render auditing services to the issuer	Auditing firm "Insider-Center"	29-A, Yaberzhnaya Lenina, Dnepropetrovsk, 49600, Ukraine	2459

Basic indices of financial and economic activity

Index description	Period	
	Accounting	Previous
Net profit (proceeds) from sale of products (goods, works, services) (thousand hrivnas)	1331724.0	1352712.0
Costs of products manufacture (goods, works, services) (thousand hrivnas)	1223239.0	1042345.0
Net profit (losses) (thousand hrivnas)	16672.0	177761.0
Non-current assets (thousand hrivnas)	570818.0	520951.0
Current assets (thousand hrivnas)	466673.0	495150.0
Long-term liabilities (thousand hrivnas)	95.0	6333.0
Current liabilities (thousand hrivnas)	150165.0	137734.0
Par of the net profit used for payment on the preference shares dividends (thousand hrivnas)	0	0
Number of common shares	53885000.0	44407145.0
Net profit per one common share (hrivnas)	0.30940	4.00298
Dividends per one common share (hrivnas)	0.14000	0.32000
Total resources used to redeem shares for the accounting period (thousand hrivnas)	0	0
Number of shares redeemed by the issuer for period	0	0
Total resources used to redeem bonds for the accounting period (thousand hrivnas)	0	0
Total percents paid for the bonds (thousand hrivnas)	0	0
Number of bonds redeemed by the issuer for the period	0	0

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney

Attachment 17

File No.82-4814

Addition
to Regulations (standard)
of accounting 3

		CODES		
	Data (year, month, day)	2003	1	01
Enterprise **"Nizhnedneprovsky tube-rolling plant" open joint-stock Company**	by EDRPOU	05393116		
Territory	by KOATUU	1210137200		
Organ of State control **Open joint-stock companies established on the base of state enterprises**	by SPODU	6024		
Branch (type of activity) **PIPES PRODUCTION**	by ZKGNG	12140		
Form of economic activity: **production of steel pipes**	by KVED	27.22.0		
Unit of measurement: **th.grn.**	Control sum			

REPORT ABOUT FINANCIAL RESULTS THROUGH 2002 year

Form No.2 Code by DKUD 1801003

1. FINANCIAL RESULTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from sale of the goods, works and services	010	1536614.0	1490470.0
Value added tax	015	(197757.0)	(132103.0)
Excise duty	020	( )	( )
	025	( )	( )
Other subtractions from the income	030	(7133.0)	(5655.0)
Net income (proceeds) from sale of products (goods, works,	035	1331724.0	1352712.0
Cost of sales (goods, works, services)	040	(1223239.0)	(1042345.0)
Gross: Profit	050	108485.0	310367.0
Losses	055	( )	( )
Other operational expenses	060	127247.0	102480.0
Administrative expenses	070	(47743.0)	(40026.0)
Sales expenses	080	(36130.0)	(61783.0)
Other operational expenses	090	(127511.0)	(115521.0)
Financial results from operational activity: profit	100	24348.0	195517.0
Losses	105	( )	( )
Income from participation in the capital	110	( )	( )
Other financial income	120	481.0	3893.0
Other income	130	8768.0	23040
Financial expenses	140	(1774.0)	(1937.0)
Losses from participation in the capital	150	( )	( )
Other costs	160	(2215.0)	(5505.0)
Financial results from ordinary activity before taxation: Profit	170	29608.0	215008.0
Loss	175	( )	( )
Tax on profit from ordinary activity	180	12936.0	37247.0

1	2	3	4
Financial results from ordinary activity: Profit	190	16672.0	177761.0
Loss	195	( )	( )
Extraordinary: Profits	200		
Losses	205	( )	( )
Extraordinary profits tax	210		
Shares of minority	215		
Net: profit	220	16672.0	177761.0
Loss	225	( )	( )

II. ELEMENTS OF OPERATING COSTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	1065612.0	914214.0
Costs for labor payment	240	91768.0	89436.0
Deduction for social welfare	250	34927.0	33062.0
Depreciation	260	38932.0	39408.0
Other operating costs	270	39999.0	74913.0
TOTAL	280	1271238.0	1151033.0

III. CALCULATION OF INDICES

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	53885000	44407145
Adjusted average annual quantity of ordinary shares	310	53885000	44407145
Net profit falling to one ordinary share (UAH)	320	0.30940	4.00298
Adjusted net profit falling to one ordinary share (UAH)	330	0.30940	4.00298
Dividends per one ordinary share (UAH)	340	0.14000	0.32000

NOTES:

The income is determined according to the principle of accounting and conformity.

The income for granting services is determined according to the degree of completion of the operation by studying the executed work.

The determined income are classified into:

1) Income for sold products, goods, works, and services:
- Other operational income;
- Financial income;
- Other income.

2) Extraordinary income.

Expenses are determined in the report on profits and losses on the basis of the direct relationship between the incurred expenses and receipts of the income.

Expenses are determined in those cases when the future economic gains cease to meet the requirements for their determination as the asset in the balance-sheet.

The general meeting of shareholders that was held on May 14, 2002, the decision was accepted to pay dividends by the results of the financial-economic activity of the Company in 2001 at the rate of 14 kopecks (with tax to dividends) per one share.

Director ______________________ (Signature) Esaulov Gennadiy Alexandrovich

Chief accountant ______________________ (Signature) Plokhiy Mariya Vasilyevna

Seal

Adequate to the original

Signatures ______________________ A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 16

File No.82-4814

03 OCT -7 AM 7:21

Addition
to Regulations (standard)
of accounting 2

		CODES		
	Data (year, month, day)	2003	1	01
Enterprise "Nizhnedneprovsky tube-rolling plant" open joint-stock company	by EDRPOU	05393116		
Territory	by KOATUU	1210137200		
Ownership form: **COLLECTIVE OWNERSHIP**		20		
Organ of State control				
Open joint-stock companies established on the base of state enterprises	by SPODU	6024		
Branch (type of activity) **PIPES PRODUCTION**	by ZKGNG	12140		
Form of economic activity: **production of steel pipes**	by KVED	27.22.0		
Unit of measurement: **th.grn.**	Control sum			

Address: 6.21, Stoletova str., Dnipropetrovsk, 49081

ARIS
12-31-02

BALANCE SHEET
as per December 31, 2002

Form No. 1 **Code by DKUD 1801001**

Assets	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Noncurrent assets			
Non-material assets:			
Depreciated cost	010	96.0	55.0
Basic cost	011	278.0	278.0
Contribution	012	(182.0)	(223.0)
Incomplete construction	020	43328.0	48840.0
Fix assets: depreciated cost	030	416671.0	419807.0
Basic cost	031	1105406.0	1093539.0
Wear	032	(688735.0)	(658770.0)
Long-term financial investments: which are taken into account according to the method of participation of other enterprises in the capital	040	23554.0	41927.0
Other financial investments	045	6740.0	20720.0
Long-term accounts receivable	050	1783.0	1586.0
Delayed tax assets	060	28779.0	37883
Other non-negotiable assets	070		
Goodwill at consolidation	075		
Total for section I	**080**	**520951.0**	**570818.0**
II. Current assets			
Stocks: industrial stocks	100	112827.0	112947.0
Animals for cultivation and feeding	110	672.0	766.0
Incomplete construction	120	41411.0	49617.0
Finished product	130	36096.0	13940.0
Goods	140	4464.0	5204.0

1	2	3	4
Received bills	150		
Debt receivable for the goods, works of service:			
Net realizable cost	160	240733.0	238637.0
Basic cost	161	241048.0	239477.0
Reserve of doubtful duties	162	(315.0)	(840.0)
Debt receivable behind accounts: with the budget	170	18597.0	13090.0
For advance payments	180	10497.0	18461.0
From the charged income	190	68.0	98.0
From internal accounts	200		
Other current debt receivable	210	16437.0	3971.0
Current financial investments	220		
Money resources and their equivalents: in national currency	230	1883.0	255.0
In foreign exchange	240	7979.0	6042.0
Other current assets	250	3486.0	3645.0
Total for section II	**260**	**495150.0**	**466673.0**
III. Costs of future periods	**270**	**85.0**	**3092.0**
Balance	**280**	**1016186.0**	**1040583.0**

Liabilities	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Owner's equity			
Charter capital	300	13471.0	13471.0
Share capital	310		
Additional invested capital	320	36615.0	37181.0
Other additional capital	330	469854.0	477775.0
Reserve capital	340	13975.0	19086.0
Undistributed profit (uncovered loss)	350	332171.0	336188.0
Unpaid capital	360	(123.0)	( )
Withdrawn capital	370	( )	( )
Accrued difference in exchange	375		
Total for the section I	**380**	**865963.0**	**883701.0**
Part of the minority	385		
II. Coverage of future costs and payments			
Coverage of payments to the staff	400	5941.0	6534.0
Other coverage	410		
	415		
	416		
Target financing	420	215.0	88.0
Total for the section II	430	**6156.0**	**6622.0**
III. Fix liabilities			
Long-term credits of banks	440		
Other long-term fiscal liabilities	450		
Deferred tax obligations	460		
Other fixed liabilities	470	6333.0	95.0
Total for the section III	480	**6333.0**	**95.0**
IV. Current obligations			
Short-term credits of banks	500	19487.0	19610.0

1	2	3	4
Floating debt behind fixed liabilities	510		
Issued bills	520	16512.0	12295.0
Accounts payable for the goods, works, services	530	78865.0	100383.0
Current obligations:			
To the received advance payments	540	6007.0	3764.0
To the budget	550	3725.0	2842.0
To off-budget payments	560	1569.0	
To the insurance	570	2367.0	2483.0
To employees' payments	580	4315.0	2928.0
To participants	590	212.0	276.0
To internal accounts	600		
Other current obligations	610	4695.0	5584.0
Total for the section IV	**620**	**137734.0**	**150165.0**
V. Income of the future periods	**630**		
Balance	**640**	**1016186.0**	**1040583.0**

NOTES:

Legal bases for handling methodology issues of book keeping and fiscal accounting are legislatively fixed by the Law of Ukraine "On book keeping and fiscal accounting in Ukraine" No. 996-XIV dated 16.07.1999, which came into force on January 1, 2000.

Forms of the fiscal accounting and the procedure of their filling has been established by the Ministry of Finance after their coordination with the State Committee on Statistics of Ukraine.

The accounting period for the fiscal accounting is a calendar year.

The provided fiscal accounting is based on principles and methods of information provided, which are adjusted by the national provisionss on book keeping, which are applied since January, 2000.

The basic assumptions are the principle of accounting and continuity.

The basic element of financial reports items is the basic cost.

Assets are recognized at the rate of the money resource or the fair cost of other costs of their purchasing. Obligations are recognized at the rate of the received resources in the exchange for the obligation.

Report on assets of the company is subdivided into:

- Noncurrent assets;
- Long-term financial investments;
- Stocks;
- Debts receivable;
- Resources.

Permanent assets are recognized as the asset with the basic cost.

The basic cost of permanent assets is increased to the amount of the costs related to improvement of the object (modernization, re-equipment, reconstruction, etc.).

Recovering and repair of assets are displayed as expenses in the "Report on financial results".

Land is not the property of the Company and is in the long-term use.

Amortization is charged according to the tax laws. Norms of amortization in % to the depreciated cost are given below:

- Buildings, facilities - 5 %;
- Computer hardware, vehicles, furniture, etc - 25 %;
- Machines and equipment, and other - 15 %.

Profit and losses of the fix assets are shown in the "Report on financial results".

Cost of the uncompleted capital investments has been calculated depending on the cost of the incurred expenses.

Intangible assets are entered into the balance sheet according to the their basic cost minus amortization.

Accounting of the amortization of the intangible assets is realized during term their useful use; that is established at the moment of the asset recognition with application of the rectilinear method.

Long-term financial investments are taken into account by the balance sheet by their prime cost.

On the date of the balance sheet, financial investments that are taken into account by the method of their participation in the capital were re-assessed. The company that the change is insignificant.

Commodity and material stocks are taken into account of the balance sheet depending on their cost value.

Assessment of stocks is carried out depending on their initial cost value.

Assessment of stocks reduction is carried out as follows:

- Raw material, basic materials, semi-finished items – by the average weighted cost value;

- Auxiliary materials, fuel, low-value expendable items – by the method of FIFO;
- Goods of retail trade – by sale price.

Transport – procuring expenses are taken into account on the separate account and monthly distributed between the sum of the stocks remainder by the end of the accounting month and the sum of the spent stocks for the accounting month.

According to the adopted accounting policy and proceeding from the principle of discretion and importance of the information, the turnaround low-value wearing items are recognized as items irrespective of their service life and cost up to 300 hrivnas and with the service life up to one year.

Stocks of finished products are shown by their production cost price.

Cost of the incomplete production includes direct and manufacturing indirect expenses.

Debt receivable for the products, works and services is shown in the balance sheet by the net sale cost.

The size of the doubtful debt reserves has been determined on the basis of the debt receivable classification.

The current debts receivable, which are not related to sale of products, execution of works and rendering services are recognized as hopeless and written off from the balance with show of losses in the structure of other operational expenses.

Resources include cash available in the cashier's office, on the payment accounts and demand deposits, foreign exchange is calculated depending on the exchange rate of the NBU on the date of report.

Coverage of future expanses and payments is calculated by target purpose.

Director ______________________ Esaulov Gennadiy Alexandrovich

(Signature)

Chief accountant ______________________ Plokhiy Mariya Vasilyevna

(Signature)

Seal

Adequate to the original

Signatures ______________________ A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34